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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
 (Amendment No. 1)

NEON Systems, Inc.
(Name of Subject Company)

NEON Systems, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par Value $0.01 Per Share
(Title of Class of Securities)

640509105
(CUSIP Number of Class of Securities)

Brian D. Helman
Chief Financial Officer
14100 Southwest Freeway, Suite 500
Sugar Land, Texas 77478
(281) 491-4200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Paul R. Tobias, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759
(512) 338-5400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

        The purpose of this amendment is to amend and supplement Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NEON Systems, Inc., on December 29, 2005, and to add an additional Exhibit.

Item 9. Materials to be Filed as Exhibits.

        The following exhibits are filed herewith:

Exhibit Number	Description
(a)(10)	Email, dated January 4, 2006, to NEON employees, including attachment.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEON Systems, Inc.
Dated: January 4, 2006	By:	/s/ Brian D. Helman Brian D. Helman, Chief Financial Officer

2

Exhibit (a)(10)

From: Robert Evelyn
 Sent: Wednesday, January 04, 2006 12:05 PM
 To: NeonAll
 Cc: Rick Reidy; Charles Gold; Evan McDonnell
 Subject: A response to Gartner's First Take

Team,

A joint team from NEON, DataDirect, and Progress briefed several Gartner, Forrester, IDC, and other industry analysts following the acquisition press release on Dec. 20th. Gartner released a note from Dale Vecchio and Roy Schulte providing a first-take analysis of the proposed acquisition of NEON by Progress Software. The note is positive, but has a few cautionary statements. The information below is provided to help you understand the points we made with the analysts, the questions they raised, and why we believe Gartner's cautionary statements are unwarranted. Please use these points as a guide in communicating information about the proposed transaction to your customers and prospects.

What NEON and Progress told Gartner:

NEON will be fully integrated into the DataDirect Technologies operating unit of Progress Software—providing the ability to access hundreds of strong OEM relationships and a direct sales force.

Some of the industry analysts asked why NEON is to be merged into DataDirect and not other operating units of Progress. Here are the reasons why.

  •
  DataDirect is the logical home for NEON as its business model and revenue base matches very closely with NEON. DataDirect has always been in the business of providing technology to companies all across the software industry and is a true "Switzerland" for data access. They often supply products to multiple companies (some of whom may be competitors) in the software market much the same way that NEON would supply its technology to customers who compete with each other.

  •
  DataDirect's partners don't have a problem with this because DataDirect's technology helps the unique capabilities of their products shine through—it's not what they differentiate themselves upon. This was true long before DataDirect was acquired by Progress in 2003 and DataDirect continues to supply its products to the direct competitors of Progress' other operating units (for example, DataDirect supplies both webMethods and Tibco with products and both are competitors of Sonic Software). If NEON was integrated into one of the other Progress operating units, like Sonic Software, it could limit the ultimate potential for NEON's technology.

  •
  The plan going forward is to aggressively blanket the market (inside and outside of Progress, OEM and Direct/Corporate) with NEON's technology, using the same proven sales methodology and reach that DataDirect enjoys today, but with an expanded portfolio that includes mainframe access.

DataDirect will continue to invest in mainframe technology and intends to keep NEON's focus on service-oriented architectures and extend its abilities in this space through Progress' greater reach. The only changes to existing NEON product plans will be to expand and accelerate them. This investment is in addition to the continued investment in DataDirect's data access and XML product lines.

Some of the analysts questioned whether DataDirect, with its traditional focus on direct data connectivity, will continue to invest in service-oriented architectures. The answer is an unqualified "yes". Here is the primary reason why.

  •
  NEON has established itself as a leader in service-oriented architectures (SOA). Progress (through Sonic Software) has also established itself as a leader in SOA. This acquisition provides multiple "fits" for Progress and drives synergy on many different levels. Getting access to a SOA for the mainframe was a key driver behind the deal. Sonic will benefit from this, as will all other SOA/ESB software companies, who license NEON's technology from DataDirect.

  For support on this you can reference:

    Press Release Statement—
    http://www.neonsys.com/NewsRoom/Press_Releases/2005/20051220.asp—
    "Moreover, the acquisition will bring together the industry's top data connectivity developers and leading technical experts, paving the way for even more innovation in the future. As part of DataDirect, NEON will remain a visionary and a leader in the mainframe integration market. The NEON acquisition will extend Progress' ability to deliver data connectivity, web services for Service- Oriented Architectures (SOA), and real-time event stream processing. "

    Web Page—http://www.progress.com/about_us/neon/index.ssp—"DataDirect intends to continue NEON's focus on service-oriented architectures and extend its abilities in this space through Progress' greater reach."

Gartner's Points in Support of the Transaction:

  •
  Progress Software's planned purchase of NEON Systems offers Progress customers better access to mainframe database management and transactional applications.

  •
  The deal also gives NEON customers greater stability.

  •
  Gartner believes this acquisition will benefit both vendors because their respective products and corporate strengths are complementary.

  •
  Progress also gains ownership of NEON's mainframe transaction processing (TP) and event gateways to CICS and IMS TP monitors, including Web services support. This technology has the potential to bolster the mainframe capabilities of Progress' Sonic Enterprise Service Bus (ESB) and the Progress Apama Event Stream Processing (ESP) platform.

  •
  NEON customers will benefit from the lower business risk that results from Progress' ownership of NEON.

Gartner's Cautionary Statement:

  •
  NEON customers can expand their use of NEON's database adapters, but should be cautious about adopting NEON's TP and event gateways in new projects until the product roadmap and organizational issues are resolved in more detail.

Cautionary statements are a way that Gartner can show that they are not biased. This is a standard "wait and see" position that analysts will take when a merger takes place. We believe we can quickly prove that this is not a concern and we are moving aggressively to address it. We will be sending you a few slides that you can use on this point in your customer presentations.

We forged this merger on the premise of creating a true powerhouse software company in data connectivity with the best people, technology, and products available. NEON has always led the mainframe integration industry in vision, and with this merger, our combined company will be unassailable—- a strong field sales force, indirect channels consisting of large technology partners, and access to DataDirect's OEM channel.

If you have a customer or a prospect that has concerns based on the above cautionary statement from Gartner, please contact Robert Evelyn and we will arrange the proper method needed to communicate how this merger will ultimately benefit our customers. Everyone at NEON and DataDirect is committed to doing whatever is needed to enhance our business.

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